UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Transphorm, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

February 12, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP NO. None	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Nexperia B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,000,000 shares of common stock (See Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,000,000 shares of common stock (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000 shares of Common Stock (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.4%[1] (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1       The percentage is calculated based upon 35,173,331 shares of the Issuer’s common stock outstanding as of January 31, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2020.

SCHEDULE 13G
CUSIP NO. None	Page 3 of 5

Item 1(a).	Name of Issuer:

Transphorm, Inc., a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
75 Castilian Drive
Goleta, CA 93117

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Nexperia B.V. (“Nexperia”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Nexperia is Jonkerbosplein 52, 6534 AB Nijmegen, The Netherlands.

Item 2(c).	Citizenship:

Nexperia is a Dutch corporation.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.0001

Item 2(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the attached cover pages.

SCHEDULE 13G
CUSIP NO. None	Page 4 of 5

(b)	Percent of class: See Item 11 of the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Not applicable.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: Not applicable.

(iv)	Shared power to dispose or to direct the disposition: See Item 8 of the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP NO. None	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 24, 2020

/s/ Charles Smit
By: Nexperia, B.V.
Name: Charles Smit
Title: SVP & General Counsel